Filed by The Chubb Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Chubb Corporation

Commission File No.: 1-8661

Date: July 6, 2015

The following document was provided to Chubb employees on July 6, 2015.

Chubb Employees Q&A on

Chubb-ACE Transaction

1.	What is the rationale behind this transaction?

•	The planned acquisition of Chubb by ACE is an important affirmation of the business and franchise we have built together, the strength of our brand, our prospects and the hard work and dedication of our team.

•	The combined company will be financially stronger, will have an enhanced global presence, a wider range of product offerings and greater resources to invest in the business. In today’s property and casualty insurance market environment, these attributes have become increasingly important for long-term viability and success.

•	Our companies have exceptional strengths in product, distribution, customer segments and underwriting cultures.

•	Chubb and ACE’s strengths in many areas complement each other, without significant overlap. Even where there is overlap in a particular market area, often we are focused on different segments within that market area. We believe that the complementary nature of our businesses will provide the combined company with greater growth opportunities, which in turn could lead to additional career opportunities in the combined organization.

•	In addition, upon completion of the acquisition, all employees who own Chubb shares will receive cash and ACE shares worth approximately 30% more than the market price of Chubb shares on the day before the transaction was announced.

2.	Why did the Board of Directors decide to sell the company to ACE?

•	This transaction was not the result of a process initiated by our Board to sell Chubb. ACE approached us with a proposal that resulted in a substantial premium for Chubb shares over the market price. The Board evaluated the offer thoroughly, with the assistance of outside financial advisors. The discussions and negotiations that followed led to a compelling offer. The Board concluded that the proposed acquisition was in the best long-term interests of Chubb’s shareholders and its other constituencies and, consistent with the Board’s fiduciary duties, the Board approved the transaction.

•	The transaction with ACE not only creates $7 billion of additional value for Chubb shareholders (based on the June 30 closing prices for Chubb and ACE shares); it also brings together two companies with complementary capabilities, assets and geographic footprints.

•	The combined company will be financially strong with an enhanced global presence, a wider range of product offerings and greater resources to invest in the business. These attributes have become increasingly important for long-term success in our business.

3.	What will become of the Chubb brand?

•	Both ACE and Chubb are highly respected companies in our industry. The combined company will adopt the Chubb name – a clear indication of ACE’s respect for the Chubb brand and the attributes and heritage it represents.

4.	What changes can employees expect?

•	We are still early in the process, as the transaction is not expected to close until the first quarter of 2016, and cannot be completed prior to receipt of shareholder and various regulatory approvals.

•	Until then, it’s business as usual at Chubb, and it’s important that we continue delivering the same level of service to our producers and policyholders for which Chubb is renowned.

5.	The news release talks about synergies and savings to be achieved through the transaction. Where will these synergies and savings come from?

•	This transaction is driven as much by revenue synergies as by cost savings. As for the savings, we will work with ACE in putting together an integration team with members from both companies which will develop an integration process, and that will take some time.

•	Nevertheless, it is important to recognize that Chubb and ACE are each meritocracies and, to the extent that jobs overlap, it is our intention that the best people will be chosen to fill these jobs.

•	We also are committed to ensuring that any employees who are affected by the transaction are treated fairly.

6.	How do you expect the integration process will work?

•	As the transaction isn’t expected to close until the first quarter of 2016, it is too early to know any specifics related to the integration plan.

•	An integration team with representatives from both companies will be established to begin discussions about how the two companies will be combined after the closing of the acquisition. No changes will be implemented until after the closing.

7.	When can we expect to know more about the integration process and what it will mean for us?

•	We are committed to keeping you informed throughout this process and will share additional information as soon as appropriate.

8.	Will there be any immediate changes to the management team, organizational structure or reporting relationships?

•	No. There are no contemplated changes to Chubb’s management or reporting structures prior to the closing of the acquisition.

•	The acquisition is not expected to close until the first quarter of 2016. Until that time, Chubb and ACE will continue to operate as totally separate companies.

9.	Who will lead the combined company? Will John Finnegan have a role? What about current Chubb directors?

•	ACE’s CEO, Evan Greenberg, will be Chairman and CEO of the combined company.

•	John Finnegan will be Executive Vice Chairman for External Affairs of North America and will assist with the transition and integration and with external matters.

•	Four Chubb directors will join the combined company’s Board, which will be expanded from 14 to 18 directors.

10.	Should I be reaching out to my counterpart at ACE?

•	No. Over the next several months until the transaction closes, we will continue to operate as two separate companies. As reflected in the July 2 Chubb Corporate Note, antitrust/competition laws restrict communications between the companies until completion of the acquisition.

•	We will be competing and doing business as usual and will continue to focus on growing our respective businesses.

•	The section of the Chubb Code of Business Conduct on antitrust/competition applies to your dealings with ACE and its employees just as it did prior to the announcement of the transaction.

11.	Will Chubb maintain its headquarters?

•	ACE has committed that Chubb’s current headquarters in Warren, New Jersey, will house a substantial portion of the headquarters functions for the combined company’s North American Division.

•	We expect that the combined company will maintain a significant presence in New Jersey.

12.	Am I free to discuss this transaction with members of the media or via my own social media networks?

•	You may receive inquiries from shareholders, analysts or reporters. It is essential that you not engage with them in any way. Please direct any shareholder or analyst inquiries to Glenn Montgomery and any media inquiries to Mark Greenberg.

•	You should not discuss confidential and other non-public information about this transaction, on social media or otherwise, just as you would not discuss other confidential or non-public matters concerning your responsibilities or employment at Chubb.

•	We encourage you to review the sections of the Chubb Code of Business Conduct regarding Privacy, Confidentiality, Corporate Data Security, Electronic Communications and External Communications for further guidance.

13.	When will the transaction be completed?

•	The transaction is expected to close in the first quarter of 2016, subject to customary closing conditions, including receipt of shareholder and various regulatory approvals.

14.	Whom can I talk to if I have questions or concerns?

•	Please reach out to your manager with any additional questions.

•	We realize you and your colleagues will no doubt have many questions through this process, and we will do our best to keep you informed.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of Chubb by ACE, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of ACE and Chubb. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where ACE and Chubb do business; the impact of changes in the laws and regulations regulating insurance services and enforcement thereof; the effects of competition in the markets in which ACE and Chubb operate; judicial or regulatory judgments and legal proceedings; ACE’s ability to complete the acquisition and integration of Chubb successfully; and other factors that may affect future results of ACE and Chubb.

We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in ACE’s 2014 Annual Report on Form 10-K and Chubb’s 2014 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at the SEC’s website (http://www.sec.gov).

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, ACE will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of ACE and Chubb, and a Prospectus of ACE, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving ACE and Chubb will be submitted to ACE and Chubb shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF ACE AND CHUBB ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about ACE and Chubb, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to ACE Limited, 17 Woodbourne Avenue, Hamilton, HM08, Bermuda, Attention: Investor Relations, 441-299-9283, or to The Chubb Corporation, 15 Mountain View Road, P.O. Box 1615, Warren, New Jersey 07061, Attention: Investor Relations, 908-903-2365.

PARTICIPANTS IN THE SOLICITATION

ACE, Chubb, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ACE’s directors and executive officers is available in ACE’s proxy statement for its 2015 Annual General Meeting of Shareholders filed with the SEC on April 8, 2015. Information regarding Chubb’s directors and executive officers is available in Chubb’s proxy statement for its 2015 Annual Meeting of Shareholders filed with the SEC on March 13, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

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